July 14, 2006


By facsimile to (214) 200-0534 and U.S. Mail


Mr. Paul E. Fulchino
Chairman, President, and Chief Executive Officer
Aviall, Inc.
2750 Regent Boulevard
DFW Airport, TX 75261-9048

Re:	Aviall, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed June 19, 2006
	Annual Report on Form 10-K for the fiscal year ended December
31, 2005 and other 	Exchange Act reports incorporated by reference
	File No. 0-12380

Dear Mr. Fulchino:

	We conducted only a legal review of the filings and have the comments below. Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation.
To
understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


General

1. A summary term sheet beginning on the first or second page of the document is required by Item 1001 of Regulation M-A. See Item 14(b)(1) of Schedule 14A. If you intend for the summary section to serve as the term sheet, move it forward to begin on the first or second page of the document.

2. You repeat information in the summary section and the questions and answers about the merger or Q&A section. The Q&A should not repeat information that appears in the summary and vice versa.
For
purposes of eliminating redundancies and grouping together like information, view the summary and Q&A as one section. For example, discuss procedural questions such as voting and appraisal procedures specific to the merger in the Q&A, and place disclosure of the substantive aspects of the merger in the summary.

3. Disclose upfront the aggregate consideration that The Boeing
Company or Boeing expects to pay to acquire Aviall, Inc. or Aviall based upon the current numbers of shares and options outstanding.

Letter to Stockholders

4. In the first paragraph where you discuss the existence of merger subs for the mechanics of the transaction, please also state simply that Boeing will acquire Aviall through a cash merger.

Questions and Answers about the Merger, page 1

5. Refer to the second Q&A on page 6. Delete the word "Generally" in the second sentence and the word "generally" in the fourth sentence because the words may imply that stockholders cannot rely on the disclosure. Please revise also the second paragraph on page 58.

Interests of Aviall`s Executive Officers and Directors in the
Merger,
page 13

6. For any interests of Aviall`s directors and executive officers in the merger that are different from or in addition to those of other shareholders` interests, not only describe but also quantify here all the interests of each person individually, including shares of common stock and restricted stock to be converted to cash in the merger, outstanding options to be cancelled for a cash payment, any outstanding warrants to be cancelled for a cash payment, cash payments under any employment, retention, and severance agreements,
Boeing stock appreciation rights to be received for cancellation of
Aviall stock appreciation rights, and Boeing restricted stock units to be issued at the merger`s effective time. Consider presenting this information in bullet points or tabular format so that it is easier for stockholders to read and understand.

7. Besides Mr. Paul E. Fulchino, clarify that the other executive officers will continue to be employed with Aviall after the merger.
We note the disclosure on page 41.

8. Disclose any other positions that Aviall`s directors or executive officers will hold after the merger, for example, board seats.

Termination of the Merger Agreement, page 20

9. The meaning of the second sentence in the fourth bullet point is unclear. Please revise here and on page 71.

Background of the Merger, page 31

10. In the third paragraph on page 32, identify the members of Aviall`s management team who made a presentation on its business and organization at the informational meeting on March 8, 2006.

11. In the seventh paragraph on page 32, identify Aviall`s senior executives who were interviewed by Boeing`s representatives on March
15 and 16, 2006.

12. On page 32, disclose the factors that Boeing`s initial valuation of $50.00 per share was based upon.

13. In the fifth full paragraph on page 33, identify the senior executives who would enter into non-competition and retention agreements as a material condition to Boeing`s willingness to enter into the merger.

14. In the fifth full paragraph on page 33, disclosure states that the merger agreement`s initial draft indicated that Boeing contemplated some stockholders would enter into voting agreements. Clarify whether any stockholders entered into voting agreements.
We
note the disclosure in the second paragraph on page 27.

15. In the first paragraph on page 34, identify Aviall`s senior management who separately negotiated the terms of non-competition and retention agreements.

16. In the second paragraph on page 34, summarize the "additional guidance" that the board provided to management and its legal and financial advisors on the negotiations.

17. In the carryover paragraph at the top of page 35, identify the members of senior management who had signed non-competition and retention agreements.

Reasons for the Merger and Recommendation of the Aviall Board of Directors, page 35

18. Elaborate on each of the bullet points on pages 35-36 as necessary for investors to understand how consideration of the listed factors impacted the board`s decision to approve the merger agreement and to recommend that Aviall`s stockholders vote to adopt the merger agreement. For example, you state in the first bullet point on page
35 that the board considered "the business, competitive position, strategy and prospects of Aviall, the position of current and likely competitors and current industry, economic and market conditions." Explain how the various components of this factor informed the board`s decision and recommendation.

	Similarly, you state in the second bullet point on page 36
that
the board considered the 	possible alternatives to the merger
and
the board`s assessment was that none of the 	alternatives was
reasonably likely to present superior opportunities for Aviall or to
create 	greater value for Aviall`s stockholders.  Other than the
possibility of continuing to 	operate Aviall as an independent
entity, what alternatives to the merger did the board
	Alternatively, if there was no reasonably available
alternative,
so indicate and explain 	why.

	Review and revise, as necessary, the factors listed in the
bullet points on pages 35-	36 	with this comment in mind.

19. In this subsection`s second paragraph on page 35, identify the members of senior management whom the board of director consulted.

20. In the fourth bullet point on page 35, disclose that the per share merger consideration of $48.00 is below the top of the valuation range indicated by the financial advisor`s discounted cash flow analysis. Explain how this impacted the board`s decision and recommendation. Also indicate what the top of the valuation range is.


Opinion of Financial Advisor, page 37

21. Summarize any written or oral presentation by Credit Suisse
Securities (USA) LLC or Credit Suisse to Aviall`s board of directors.
We note disclosure under "Background of the Merger" that Credit
Suisse:

* Met with the board of directors to consider Boeing`s written proposal on March 27, 2006.

* Reviewed the financial aspects of the proposal with the board of directors on March 30, 2006.

* Met with the board of directors to discuss the terms of the proposed merger agreement on April 13, 2006.

* Met with the board of directors to discuss Boeing`s revised proposal on April 25, 2006.

* Reviewed its financial analysis of the proposed transaction and delivered its oral opinion, later confirmed in writing, to the board of directors on April 30, 2006.

22. Confirm to us, if true, that no companies or precedent transactions fitting the selection criteria in the selected public companies analysis and selected acquisitions analysis were omitted from consideration.

23. Expand the disclosure to state that Credit Suisse consents to the use of its opinion and related disclosure in this proxy statement.

24. Expand the disclosure to state whether Credit Suisse has any obligation to update its opinion.

25. Disclose the amount of the fees that Aviall has agreed to pay Credit Suisse for its financial advisory services. State whether Aviall determined the amount of consideration to be paid or whether
Credit Suisse recommended the amount of consideration to be paid. See Item 14 of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

26. Disclose compensation paid or to be paid to Credit Suisse and any of its affiliates for any other services to Aviall or any affiliates in the most recent two years. Alternatively, confirm to us that there was none. See Item 14 of Schedule 14A and Item 1015(b)(4) of
Regulation M-A.

27. Provide us two copies of any outlines, summaries, reports, or board books prepared and furnished by Credit Suisse to Aviall`s board of directors.

Interests of Aviall`s Executive Officers and Directors in the
Merger,
page 41

28. Disclose the amount that each officer and director will receive in connection with the merger for shares of common stock and options.

Amended and Restated Severance Agreements of Our Other Executive
Officers, page 46

29. We note that you aggregated some information relating to the interests of five executive officers in the tables on pages 52, 54, and 55. Disclosure on page 2 and elsewhere indicates that each of the five executive officers entered into an amended and restated severance agreement. Please revise to present information relating to the interests of each of the five executive officers individually throughout the proxy statement.

Certain Definitions, page 46

30. Expand the disclosure to include a definition of "disability."

The Merger Agreement, page 63

31. Delete the word "certain" in this section`s first sentence because the word "certain" may imply that the summary does not describe all material provisions of the merger agreement.

32. Notwithstanding the disclaimers relating to the representations and warranties in this section`s third paragraph, Aviall is responsible for considering whether additional specific disclosures in the proxy statement are required to put into context information about the representations and warranties so that the information in the proxy statement is not misleading.

Security Ownership of Certain Beneficial Owners, page 75

33. Refer to footnotes (2),  (3), and (4).  Item 403 of Regulation
S-
K requires disclosure of all beneficial owners, with reference to beneficial ownership as it is defined in Rule 13d-3 under the Exchange Act. Thus, identify the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owners.

34. Refer to footnote (2).  Clarify whether Messrs. William E.
Conway, Jr., Daniel A. D`Aniello, and David M. Rubenstein share voting and investment control over the securities held by the named beneficial owner.

35. Refer to footnote (4). Clarify whether Mr. Gavin Abrams has sole voting and investment control over the securities held by the named beneficial owner.

Appendix A

36. Revise the form of proxy to identify it clearly as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Closing

	File a revised Pre14A in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filing, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Aviall and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Aviall acknowledging that:

* Aviall is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Aviall may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.


	The Commission`s Division of Enforcement has access to all information that Aviall provides us in our review of the filings or in response to our comments on the filings.

      You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at
(202) 551-3767.

Very truly yours,





 Jennifer R. Hardy

Legal
Branch Chief

cc:	Janice V. Sharry, Esq.
	Ryan R. Cox, Esq.
	Haynes and Boone, LLP
	901 Main Street, Suite 3100
	Dallas, TX 75202



Mr. Paul E. Fulchino
July 14, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE